CONVERTIBLE NOTE PURCHASE AGREEMENT

This Convertible Note Purchase Agreement ("**Agreement**") is entered into by and among Musiversal, Inc., a Delaware corporation (the "**Company**"), and the persons and entities (each individually a "**Purchaser**," and collectively, the "**Purchasers**").

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Definitions. Capitalized terms not otherwise defined in this Agreement will have the meanings set forth in this Section 1.

1.1 "**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close.

1.2 "**Capital Stock**" means the capital stock of the Company, including, without limitation, the Common Stock and Preferred Stock.

1.3 "**Common Stock**" means the Company's common stock, par value US $0.01.

1.4 "**Conversion Price**" means:

(a) with respect to a conversion pursuant to Section 4.1, the lesser of: (i) the product of (x) one hundred percent (100%) less the Discount Rate and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing;

(b) with respect to a conversion pursuant to Section 4.2, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event; and

(c) with respect to a conversion pursuant to Section 4.3, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to such conversion.

1.5 "**Conversion Shares**" (for purposes of determining the type of Equity Securities issuable upon conversion of the Notes) means:

(a) with respect to a conversion pursuant to Section 4.1 (i) shares of the Equity Securities issued in the Next Equity Financing, or (ii) at the Company's election (if applicable), shares of Shadow Preferred;

(b) with respect to a conversion pursuant to Sections 4.2 and 4.3, shares of Common Stock.

1.6 "**Corporate Transaction**" means:

(a) the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets;

(b) the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of Capital Stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the Capital Stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(c) the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act) of the Company's Capital Stock if, after such transfer, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Corporate Transaction" if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. For the avoidance of doubt, the issuance by the Company of Equity Securities in a bona fide financing transaction will not be deemed a "Corporate Transaction."

1.7 "**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing Capital Stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

1.8 "**Discount Rate**" means twenty percent (20%).

1.9 "**Early Bird Terms"** means for the first $500,000 in investment on a first come, first served basis, the Valuation Cap shall be US $12,000,000 and the Discount Rate shall be 20%.

1.10 "**Equity Securities**" means (a) Common Stock or Preferred Stock; (b) any securities conferring the right to purchase Common Stock or Preferred Stock; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Stock or Preferred Stock, as defined in the Certificate of Incorporation. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (i) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (ii) any convertible promissory notes (including the Notes) issued by the Company; and (iii) any SAFEs issued by the Company.

1.11 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

1.12 "**Form C**" means the Offering document required for the purchase of securities in a Regulation Crowdfunding Offering via Section 4(a)(6) of the Securities Act of 1933 as amended and the relevant regulations of the Securities and Exchange Commission and filed with the Securities and Exchange Commission on its Electronic Data Gathering, Analysis, and Retrieval (**EDGAR**) database.

1.13 "**Fully Diluted Capitalization**" means the number of issued and outstanding shares of the Company's capital stock, assuming (a) the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including shares of convertible Preferred Stock and

all outstanding vested or unvested options or warrants to purchase the Company's capital stock; and (b) solely for purposes of Section 1.3(a) and Section 1.3(c), the issuance of all shares of the Company's capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans or any equity incentive plan (including any created or expanded in connection with the Next Equity Financing). Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (i) any convertible promissory notes issued by the Company (including the Notes issued pursuant to this Agreement); (ii) any SAFEs issued by the Company; and (iii) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

1.14 "**Lead Investor**" means David DiMuzio.

1.15 "**Liquidity Event**" means a Corporate Transaction, a Direct Listing or an IPO (as defined herein).

1.16 **"Major Investor"** means a holder of one or more Notes if (i) the aggregate purchase amounts of such Notes is equal to or greater than $25,000 and (ii) Wefunder, Inc. has verified that such holder is an Accredited Investor in accordance with Rule 506(c) of Regulation D under the Securities Act. Major Investors may hold Notes outside the Special Purpose Vehicle, but are otherwise subject to the same terms as other Note holders, except as provided in this Purchase Agreement.

1.17 "**Maturity Date**" means, with respect to each Note issued under this Agreement, March 1, 2025.

1.18 "**Next Equity Financing**" means the next sale (or series of related sales) by the Company of its Preferred Stock following the date of this Agreement, from which the Company receives gross proceeds of not less than US $1,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the Notes sold and amounts convertible or converted under any SAFE, convertible promissory note, or other debt (including this Note and the other Notes) and issued at the initial closing and subsequent closings by the Company).

1.19 "**Notes**" means the one or more promissory notes issued to each Purchaser pursuant to Section 2.

1.20 "**Person**" shall mean and include an individual, a company, a joint venture, a corporation (including any non-profit corporation), an estate, an association, a trust, a general or limited partnership, a limited liability company, a limited liability partnership, an unincorporated organization and a government or other department or agency thereof.

1.21 "**Preferred Stock**" means the Company's preferred stock as defined in the Certificate of Incorporation, whether now existing or hereafter created.

1.22 "**Requisite Noteholders**" means the Lead Investor administering the terms of the Special Purpose Vehicle and the Major Investors purchasing outside the Special Purpose Vehicle.

1.23 "**SAFE**" means any simple agreement for future equity (or other similar agreement) which is issued by the Company for bona fide financing purposes and which may convert into the Company's capital stock in accordance with its terms.

1.24 "**Securities Act**" means the Securities Act of 1933, as amended.

1.25 "**Shadow Preferred**" means a newly created series of Preferred Stock with substantially the same rights, preferences and privileges as the series of Preferred Stock issued in the Next Equity Financing, except that the per share liquidation preference of the Shadow Preferred will equal the Conversion Price as defined in Section 1.4, with corresponding adjustments to any price-based antidilution and/or dividend rights provisions. The Shadow Preferred shall otherwise vote as directed by the Lead Investor per the terms of the Special Purpose Vehicle.

1.26 "**Special Purpose Vehicle**" (SPV). The entity that will custody all securities purchased in this Regulation Crowdfunding funding round except certain Major Investors. The Special Purpose Vehicle will be administered by the Lead Investor in conjunction with entities associated with the WeFunder Intermediary and shall limit the rights of the Purchasers pursuant to its terms. The Special Purpose Vehicle contract may be found at https://dfon5117zffjj.cloudfront.net/uploads/remote_files/246818-FPwne3dW1THluxDpTzgrai8c/SPV_Subscription_Agreement_FINAL_.pdf.

1.27 "**Valuation Cap**" means a pre-money valuation of US $15,000,000 unless under Early Bird Terms.

1.28 "**WeFunder Intermediary**" The intermediary or 'portal' that will conduct the Regulation Crowdfunding raise via Sections 4(a)(6) and 4A(a) of the Act. Purchaser shall invest in the Securities through the WeFunder Intermediary and be subject to all of its terms and conditions.

2. Purchase and Sale of Notes. In exchange for the consideration paid by each Purchaser through the WeFunder Intermediary, the Company will sell and issue to such Purchaser one or more Notes via the Special Purpose Vehicle except Major Investors. Each Note will have a principal balance equal to that portion of the consideration paid by such Purchaser for such Note. The Company will use the proceeds from the sale of the Notes as described and disclaimed in the Form C.

3. Closings.

3.1 Initial Closing and any Subsequent Closings. The initial closing of the sale of the Notes and any subsequent closings shall follow the dictates of Section 4(a)(6) of the Act, the related regulations of the Securities and Exchange Commission and the WeFunder Intermediary. The Company may modify its closing date in accordance with Section 4(a)(6) of the Act, the related regulations of the Securities and Exchange Commission and the rules of the WeFunder Intermediary as described in the Form C.

3.2 Deliverables. At each closing, the Company shall deliver to each Purchaser the Note to be purchased by such Purchaser as directed by the WeFunder Intermediary.

4. Conversion.

4.1 Next Equity Financing Conversion. The principal balance and unpaid accrued interest on each Note will automatically convert into Conversion Shares upon the closing of the Next Equity Financing, *provided that* if a sale of Equity Securities consists of several closings, the automatic conversion shall occur on the first such closing of which the aggregate gross proceeds satisfies the Next Equity Financing threshold. Notwithstanding the foregoing, the Company may, at its option, pay any unpaid accrued interest on each Note in cash at the time of conversion. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under each converting Note on a date that is no more than ten (10) Business Days prior to the closing

of the Next Equity Financing by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Lead Investor and administrator of the Special Purpose Vehicle and any Major Investors of the terms of the Equity Securities that are expected to be issued to such holder in such financing and the Conversion Price, the principal amount of the Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur and calling upon such holder to surrender to the Company, in the manner and at the place designated, the Note. Except as otherwise set forth herein, the issuance of Conversion Shares pursuant to the conversion of each Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing (with appropriate variations in the event the Equity Securities to be issued in the Next Equity Financing are Preferred Stock with a liquidation preference), *provided, however*, the Company may, at its election, issue shares of Shadow Preferred to the Purchaser in lieu of such Preferred Stock, and the Lead Investor and administrator of the Special Purpose Vehicle and any Major Investor shall have the right to execute and deliver all of the same agreements executed by purchasers of Equity Securities in the Next Equity Financing providing additional contractual rights, such as registration rights, preemptive rights, information and inspection rights, rights of first refusal and co-sale rights.

4.2 Liquidity Event Conversion. In the event of a Liquidity Event prior to the conversion of a Note pursuant to Section 4.1 or Section 4.2 or the repayment of such Note, immediately prior to the closing of such Liquidity Event, the holder of each Note may elect that either: (a) the Company will pay the holder of such Note an amount equal to the sum of (x) all accrued and unpaid interest due on such Note as of a date that is no more than ten (10) Business Days prior to the closing of the Liquidity Event and (y) the outstanding principal balance of such Note; or (b) such Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on a date that is no more than ten (10) Business Days prior to the closing of such Liquidity Event by (y) the applicable Conversion Price.

4.3 Maturity Conversion. In the event that as of the Maturity Date, there has not been a conversion pursuant to Section 4.1, or Section 4.2, or the repayment of such Note, each Purchaser may elect, on or after the Maturity Date, by notice to the Company not later than thirty (30) days after the Maturity Date, to convert the outstanding principal balance and unpaid accrued interest of such Purchaser's Note into that number of Conversion Shares equal to the quotient obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on the date of such conversion by (y) the applicable Conversion Price. In the event that a Purchaser has not provided notice to the Company via the Lead Investor of the Special Purpose Vehicle of such Purchaser's election to convert such Purchaser's Note into Conversion Shares as provided in this Section 4.3, the Company, at its option, at any time after such thirty (30) day period, may pay to such Purchaser the outstanding principal balance and unpaid accrued interest of such Note. All the terms in this Section 4.3 are subject to the terms and conditions of the Special Purpose Vehicle as administered by the Lead Investor.

4.4 Mechanics of Conversion.

(a) Financing Agreements. Each Purchaser acknowledges that the conversion of the Notes into Conversion Shares pursuant to Section 4.1, Section 4.2, or Section 4.3 may require such Purchaser's execution of certain documentation reasonably required by the Company (including, in the case of a conversion pursuant to Section 4.1, reasonable and customary agreements relating to the purchase and sale of the Conversion Shares, as well as registration rights, rights of first refusal and co-sale, rights of first offer and voting rights, if any, relating to such securities) (collectively, the "**Financing Agreements**"). Each Purchaser agrees to execute all Financing Agreements as reasonably required by the Company or agrees to proxy

authority for execution of all Financing Agreements to the Lead Investor as may be authorized by the terms of the Special Purpose Vehicle. Each Purchaser hereby agrees that, effective upon the conversion, to the extent any Purchaser is a party to this Agreement but has not executed each of the required Financing Agreements, the Conversion Shares issued in respect of such Notes shall be deemed issued into escrow and held by the Company until such time as such Purchaser shall execute and deliver to the Company a counterpart signature page to each such Financing Agreement.

(b) Certificates. As promptly as practicable after the conversion of any Note and the issuance of the respective Conversion Shares, the Company (at its expense) will issue and deliver to the holder thereof a certificate or certificates evidencing such Conversion Shares, which certificates may be in electronic form (if certificated), or if the Conversion Shares are not certificated, will deliver a true and correct copy of the Company's share register reflecting the Conversion Shares held by such holder. The Company will not be required to issue or deliver any Conversion Shares until the holder of such Note has surrendered the Note to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of the Notes pursuant to Section 4.1 or Section 4.2 may be made contingent upon the closing of the Next Equity Financing or Liquidity Event, respectively.

(c) Fractional Shares. No fractional shares of the Company's capital stock will be issued upon conversion of any Note. In lieu of any fractional share to which a Purchaser would otherwise be entitled, the Company will pay to such Purchaser in cash the amount of the unconverted principal and interest balance of such Note that would otherwise be converted into such fractional share.

5. Representations and Warranties of the Company. In connection with the transactions contemplated by this Agreement, the Company hereby represents and warrants to the Purchasers as follows:

5.1 Due Organization; Qualification and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

5.2 Authorization and Enforceability. All corporate action has been taken on the part of the Company and its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement and the Notes. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, this Agreement and the Notes are valid, legal and binding obligations of the Company and enforceable against the Company in accordance with their terms.

6. Representations and Warranties of the Purchasers. In connection with the transactions contemplated by this Agreement, each Purchaser, severally and not jointly, hereby represents and warrants to the Company as follows:

6.1 Special Purpose Vehicle. Unless a Major Investor, Purchaser agrees to abide by all the terms and conditions of the Special Purpose Vehicle as administered by the Lead Investor and understands acceptance of this condition may limit the purchaser's rights as explained in the Special Purpose Vehicle contract available at: https://dfon5117zffjj.cloudfront.net/uploads/remote_files/246818-FPwne3dW1THluxDpTzgrai8c/SPV_Subscription_Agreement__FINAL_.pdf. Purchaser has read

and understands Purchaser's rights shall be governed by the terms and conditions of the Special Purpose Vehicle.

6.2 Authorization. Such Purchaser has full power and authority (and, if such Purchaser is an individual, the capacity) to enter into this Agreement and to perform all obligations required to be performed by it hereunder. This Agreement, when executed and delivered by such Purchaser, will constitute such Purchaser's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

6.3 Purchase Entirely for Own Account. Such Purchaser acknowledges that this Agreement is made with such Purchaser in reliance upon such Purchaser's representation to the Company, which such Purchaser confirms by executing this Agreement, that the Notes and any equity securities issuable upon conversion of the Notes (and the securities issuable upon the conversion of such equity securities) (collectively, the "**Securities**") will be acquired for investment for such Purchaser's own account, not as a nominee or agent (unless otherwise specified on such Purchaser's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, such Purchaser further represents that such Purchaser does not have any contract, undertaking agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, such Purchaser also represents it has not been organized solely for the purpose of acquiring the Securities.

6.4 Disclosure of Information; Non-Reliance. Such Purchaser acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities. Such Purchaser further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. Such Purchaser confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, such Purchaser is not relying on the advice or recommendations of the Company and such Purchaser has made its own independent decision that the investment in the Securities is suitable and appropriate for such Purchaser. Such Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

6.5 Investment Experience. Such Purchaser is an investor in securities of companies in the development stage and acknowledges that it, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. Such Purchaser has read the disclosures and risks described in the Form C filed with this Offering, understands all the terms and has had the opportunity to ask the issuer questions about the Offering through the WeFunder portal intermediary.

6.6 Restricted Securities. Such Purchaser understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of such Purchaser's representations as expressed herein. Such Purchaser understands that the Securities are "restricted securities" under U.S. federal and applicable state securities laws and that, pursuant to these laws, such Purchaser must hold the Securities pursuant

to the Section 4(a)(6) of the Securities Act and the related regulations of the Securities and Exchange Commission. Such Purchaser acknowledges that the Company has no obligation to register or qualify the Securities for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of such Purchaser's control, and which the Company is under no obligation, and may not be able, to satisfy.

6.7 No Public Market. Such Purchaser understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities.

6.8 Foreign Investors. If such Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), such Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (a) the legal requirements within its jurisdiction for the purchase of the Securities; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of the Securities. Such Purchaser's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of such Purchaser's jurisdiction. Such Purchaser acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities.

7. Miscellaneous.

7.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement, and the rights and obligations of the parties hereunder, will inure to the benefit of, and be binding upon, the respective successors and permitted assigns of the parties; provided, however, that (a) the Company may not assign its obligations under this Agreement without the written consent of the Requisite Noteholders and no other party to this Agreement may assign, whether voluntarily or by operation of law, any of its rights and obligations under this Agreement, except with the prior written consent of the Company and the Lead Investor. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.2 Choice of Law. This Agreement and the Notes, and all matters arising out of or relating to this Agreement and/or the Notes, whether sounding in contract, tort, or statute will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflict of laws principles. The Purchasers and the Company expressly consent to personal jurisdiction of the state and federal courts of Delaware, in connection with any lawsuit filed with respect to this Agreement and the Notes.

7.3 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, email (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method, available through the WeFunder portal intermediary and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.4 Titles and Subtitles. The titles and subtitles used in this Agreement are included for convenience only and are not to be considered in construing or interpreting this Agreement.

7.5 Notices. All notices and other communications given or made pursuant to this Agreement or any Note shall be in writing and shall be deemed effectively given if by the Company to the Lead Investor and any Major Investors upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next Business Day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. If notice is given to the Company, a copy shall also be sent to Shulman Rogers, P.A., Attn: Musiversal, Inc.

7.6 No Finder's Fee. Each party represents that it neither is nor will be obligated to pay any finder's fee, broker's fee or commission in connection with the transactions contemplated by this Agreement. Each Purchaser agrees to indemnify and to hold the Company harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this Agreement (and the costs and expenses of defending against such liability or asserted liability) for which such Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold each Purchaser harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this Agreement (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

7.7 Expenses. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Agreement.

7.8 Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. This provision does not override any provision in the Special Purpose Vehicle.

7.9 Entire Agreement; Amendments and Waivers. This Agreement, the Notes and the other documents delivered pursuant via the WeFunder Intermediary, including the Special Purpose Vehicle contract, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Notwithstanding the foregoing, any term of this Agreement or the Notes may be amended and the observance of any term of this Agreement or the Notes may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Requisite Noteholders. Any waiver or amendment effected in

accordance with this Section 7.9 will be binding upon each party to this Agreement and each holder of a Note purchased under this Agreement then outstanding and each future holder of all such Notes.

7.10 Effect of Amendment or Waiver. Each Purchaser (other than the Lead Investor) acknowledges and agrees that by the operation of Section 7.9 hereof, the Requisite Noteholders will have the rights and power to diminish or eliminate all rights of such Purchaser under this Agreement and each Note issued to such Purchaser.

7.11 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provisions will be excluded from this Agreement and the balance of the Agreement will be interpreted as if such provisions were so excluded and this Agreement will be enforceable in accordance with its terms. Any invalidity, illegality or limitation on the enforceability of this Agreement or any part thereof, by any Purchaser whether arising by reason of the law of the respective Purchaser's domicile or otherwise, shall in no way affect or impair the validity, legality or enforceability of this Agreement with respect to other Purchasers.

7.12 Transfer Restrictions.

(a) Purchaser understands transfer of the securities purchased in this Offering are limited by Section 4(a)(6) of the 1933 Act as amended, the related regulations of the Securities and Exchange Commission relating, and the terms of the Special Purpose Vehicle regarding transfer.

(b) "Market Stand-Off" Agreement. Each Purchaser hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the effective date of the registration statement relating to the Company's first underwritten public offering (the "**IPO**") of its Common Stock under the Securities Act, and ending on the date specified by the Company and the managing underwriter(s) (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions, but in any event not to exceed two hundred sixteen (216) days): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Purchaser or are thereafter acquired) (except for those being registered); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 7.12(a) will: (w) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (x) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Purchaser or the immediate family of the Purchaser, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; (y) be applicable to the Purchasers only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all securityholders individually owning more than one percent (1%) of the outstanding Common Stock; provided any discretionary waiver or termination of the restrictions applicable to any securityholders of the Company by the Company or the underwriters shall apply pro rata to all securityholders

subject to such restrictions, based on the number of shares subject to such restriction; and (z) will not apply to a registration relating solely to employee benefit plans, or to a registration relating solely to a transaction pursuant to Rule 145 under the Securities Act. Notwithstanding anything herein to the contrary (including, for the avoidance of doubt, Section 7.1), the underwriters in connection with the IPO are intended third-party beneficiaries of this Section 7.12(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Purchaser further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with this Section 7.12(a) or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to each Purchaser's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Purchaser agrees that a legend reading substantially as follows will be placed on all certificates representing all of such Purchaser's registrable securities of the Company (and the Company shares or securities of every other person subject to the restriction contained in this Section 7.12(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

Notwithstanding the foregoing, in connection with and upon the occurrence of any Next Equity Financing in which the Notes are converted, the provisions of this Section 7.12(a) shall be supplanted and replaced by the analogous provisions contained in any Lock-up Agreement provisions contained in the Investors Rights Agreement or other similar agreement applicable to the Next Equity Financing, in each case, to which the undersigned is a party.

(c) Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, each Purchaser agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 6 and the undertaking set out in Section 7.12(b) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Purchaser has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

Each Purchaser agrees that it will not make any disposition of any of the Securities to the Company's competitors, as determined in good faith by the Company.

(d) Legends. Each Purchaser understands and acknowledges that the Securities may bear the following legend:

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION THEREFROM. IF THE LATTER, THE COMPANY MAY REQUIRE AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

7.13 Exculpation among Purchasers. Each Purchaser acknowledges that it is not relying upon any person, firm, corporation or stockholder, other than the Company and its officers and directors, in their capacities as such, in making its investment or decision to invest in the Company. Each Purchaser agrees that no other Purchaser, nor the controlling persons, officers, directors, partners, agents, stockholders or employees of any other Purchaser, will be liable for any action heretofore or hereafter taken or not taken by any of them in connection with the Securities.

7.14 Acknowledgment. For the avoidance of doubt, it is acknowledged that each Purchaser will be entitled to the benefit of all adjustments in the number of shares of the Company's capital stock as a result of any splits, recapitalizations, combinations or other similar transactions affecting the Company's capital stock underlying the Conversion Shares that occur prior to the conversion of the Notes.

7.15 Further Assurances. From time to time, the parties will (at the Company's sole expense) execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this Agreement and the Notes and any agreements executed in connection herewith or therewith and pursuant to the terms of the Special Purpose Vehicle.

7.16 Survival. The representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

7.17 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION THEREFROM. IF THE LATTER, THE COMPANY MAY REQUIRE AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

CONVERTIBLE PROMISSORY NOTE

Amount $[AMOUNT]

Date [EFFECTIVE DATE]

FOR VALUE RECEIVED, Musiversal, Inc., a Delaware corporation (the "**Company**"), hereby promises to pay to the order of [INVESTOR NAME], (the "**Holder**"), the principal sum of $[AMOUNT]_____, together with interest thereon from the date of this Note. Interest will accrue at a rate of four percent (4.0%) per annum, compounded annually, based on the actual number of days elapsed and 365 days in a year. Except as otherwise set forth in the Purchase Agreement (as defined below), all unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on written demand of the Holder on or after the Maturity Date.

This Note is one of a series of Notes issued pursuant to a Regulation Crowdfunding capital raise via Section 4(a)(6) of the Act as amended, and the related regulations of the Securities and Exchange Commission. This Note shall be custodied in a Special Purpose Vehicle administered by the Lead Investor as described in the Purchase Agreement unless a Major Investor, by and among the Company, the Holder and the other parties thereto (the "**Purchase Agreement**"), and capitalized terms not defined herein will have the meanings set forth in the Purchase Agreement.

1. Payment. All payments will be made in lawful money of the United States of America through the WeFunder Intermediary. Payment will be credited first to accrued interest due and payable, with any remainder applied to principal.

2. Security. This Note is an unsecured obligation of the Company.

3. Priority.

3.1 This Note is subordinated in right of payment to all current and future indebtedness of the Company for borrowed money (whether or not such indebtedness is secured) to banks, commercial finance lenders or other institutions regularly engaged in the business of lending money (the "**Senior Debt**"). The Company hereby agrees, and by accepting this Note, the Holder hereby acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the "**Senior Creditors**") to the Company that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt (a "**Default Notice**"), the Company will not make, and the Holder

will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit the Holder from receiving and retaining any payment hereunder unless and until the Holder has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note or any amounts due hereunder into Equity Securities.

3.2 Notwithstanding anything to the contrary in Section 3.1, this Note shall be *pari passu* in right of payment to all Notes issued pursuant to the Regulation Crowdfunding raise conducted via the WeFunder Intermediary, custodied in the Special Purpose Vehicle and administered by the Lead Investor unless a Major Investor. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the Holders of the Notes on a *pro rata* basis in accordance with the amount outstanding to each Holder of Notes. The preceding sentence shall not, however, relieve the Company of its obligations to the Holder hereunder.

4. Prepayment. Prepayment of principal, together with accrued interest, may not be made without the written consent of the Requisite Noteholders, except in the event of a Corporate Transaction (as set forth in Section 4.2(a) of the Purchase Agreement).

5. Repayment after Maturity. Repayment of principal, together with accrued interest, after the Maturity Date shall be made in accordance with the terms of Section 4.3 of the Purchase Agreement.

6. Conversion of the Notes. This Note and any amounts due hereunder will be convertible into Conversion Shares in accordance with the terms of Section 4 of the Purchase Agreement.

7. Amendments and Waivers; Resolutions of Dispute; Notice. The amendment or waiver of any term of this Note, the resolution of any controversy or claim arising out of or relating to this Note and the provision of notice among the Company and the Holder will be governed by the terms of the Purchase Agreement.

8. Successors and Assigns. This Note applies to, inures to the benefit of, and binds the respective successors and permitted assigns of the parties hereto; *provided, however*, that (a) the Company may not assign its obligations under this Note without the written consent of the Requisite Noteholders and (b) the Holder may not assign, whether voluntarily or by operation of law, any of its rights and obligations under this Note, except with the prior written consent of the Company and the Lead Investor or as expressly permitted by the Purchase Agreement. Any transfer of this Note may be effected only pursuant to the Purchase Agreement and by surrender of this Note to the Company and reissuance of a new note to the transferee. The Holder and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions, and agrees to comply with the foregoing terms and conditions for the benefit of the Company and any other Purchasers (or their respective successors or permitted assigns).

9. Officers and Directors not Liable. In no event will any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

10. Limitation on Interest. In no event will any interest charged, collected or reserved under this Note exceed the maximum rate then permitted by applicable law, and if any payment made by the Company under this Note exceeds such maximum rate, then such excess sum will be credited by the Holders as a payment of principal. In determining whether the interest contracted for, charged, or received by the Holder exceeds the maximum rate, the Holder may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of this Note.

11. Choice of Law. This Note, and all matters arising out of or relating to this Note, whether sounding in contract, tort, or statute will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflict of laws principles. The Company and the Holder expressly consent to personal jurisdiction in the state and federal courts of Delaware, in connection with any lawsuit filed with respect to this Note. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

12. Approval. The Company hereby represents that its board of directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Note based upon a reasonable belief that the principal provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the principal of this Note primarily for the operations of its business (as further set forth in the Purchase Agreement), and not for any personal, family or household purpose.

[***Signature Page Immediately Follows***]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Investment Amount: [AMOUNT]

COMPANY:

Musiversal, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: [EFFECTIVE DATE]

SUBSCRIBER:

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited